Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) - TSX;
(PGH) - NYSE

PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION
FOR OCTOBER 15, 2010

(Calgary, September 21, 2010) /Marketwire/ - Pengrowth Corporation, administrator of Pengrowth Energy Trust, today announced its October 15, 2010 cash distribution will be Cdn $0.07 per trust unit. The distribution is net of amounts withheld to finance capital expenditures and preserve financial flexibility. The ex-distribution date is September 28, 2010. The distribution will be payable to all Pengrowth unitholders who hold trust units on the record date of September 30, 2010.

The distribution of Cdn $0.07 per trust unit is equivalent to approximately U.S. $0.0679 per trust unit using a U.S./Canadian dollar exchange ratio of 0.9699. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes. Cash distributions paid over the past 12 months now total Cdn $0.87 per trust unit or approximately U.S. $0.83 per trust unit.

About Pengrowth:

Pengrowth Energy Trust is an oil and gas operating company, structured as a trust, with a focus on creating value through the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin (“WCSB”). Pengrowth’s operations include production from a number of conventional and unconventional assets and are evenly balanced between liquids and natural gas. Future growth opportunities include the development of conventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisitions. Pengrowth's trust units trade on the Toronto Stock Exchange under the symbol PGF.UN and on the New York Stock Exchange under the symbol PGH.

PENGROWTH CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889